January 30, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Popular, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 9, 2011
File No. 001-34084

Dear Ms. Hayes:

Reference is made to your letter dated January 13, 2012. Included below are our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2010 filed on March 1, 2011 (the “2010 Form 10-K”), and Form 10-Q for the quarter ended September 30, 2011 filed on November 9, 2011 (the “Form 10-Q”).

In responding to the Staff’s comments, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

1.	We reissue prior comment one, in part, as follows:

•	Please provide proposed disclosure regarding your lending limit policy, as requested in the first bullet point.

Securities and Exchange Commission

January 30, 2012

Management’s Response:

The Corporation will revise its disclosure under “Credit Administration and Credit Policies – Loan extensions, renewals and restructurings” to be included in the business section within the Annual Report on Form 10-K for the year ended December 31, 2011. The sections underlined are being added to the existing disclosures substantially as follows:

Loan extensions, renewals and restructurings

Loans with satisfactory credit profiles can be extended, renewed or restructured. Many commercial loan facilities are structured as lines of credit, which are mainly one year in term and therefore are required to be renewed annually. Other facilities may be restructured or extended from time to time based upon changes in the borrower’s business needs, use of funds, timing of completion of projects and other factors. If the borrower is not deemed to have financial difficulties, extensions, renewals and restructurings are done in the normal course of business and not considered concessions, and the loans continue to be recorded as performing.

We evaluate various factors in order to determine if a borrower is experiencing financial difficulties. Indicators that the borrower is experiencing financial difficulties include, for example: (i) the borrower is currently in payment default on any of its debt or it is probable that the borrower would be in payment default on any of its debt in the foreseeable future without the modification; (ii) the borrower has declared or is in the process of declaring bankruptcy; (iii) there is significant doubt as to whether the borrower will continue to be a going concern; (iv) the borrower has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange; and (v) based on estimates and projections that only encompass the borrower’s current business capabilities, we forecast that the borrower’s entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity; and absent the current modification, the borrower cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor.

The Corporation has specialized workout officers that handle substantially all commercial loans that are past due 90 days and over, borrowers experiencing financial difficulties, and those that are considered problem loans based on their risk profile. As a general policy, the Corporation does not advance additional money to borrowers that are 90 days past due or over. In commercial and construction loans, certain exceptions may be approved under certain circumstances, including (i) when past due status is administrative in nature, such as expiration of a loan facility before the new documentation is executed, and not as a result of payment or credit issues; (ii) to improve the Corporation’s collateral position or otherwise maximize recovery or mitigate potential future losses; and (iii) with respect to certain entities that, although related through common ownership, are not cross defaulted nor cross-collateralized and are performing satisfactorily under their respective loan facilities. Such advances are underwritten following the Corporation’s credit policy guidelines and approved up to prescribed policy limits, which are dependent on the borrower’s financial condition, collateral and guarantee, among others.

Securities and Exchange Commission

January 30, 2012

While the Corporation monitors lending concentration to a single borrower or a group of related borrowers, it does not have specific lending limits based on industry or other criteria, such as a percentage of the bank’s capital, except for the legal lending limit established under applicable state banking law. As of December 31, 2011, the legal lending limit for BPPR and BPNA amounted to $             million and $             million, respectively.

Loans to borrowers with financial difficulties can be modified as a loss mitigation alternative. New terms and conditions of these loans are individually evaluated to determine a feasible loan restructuring. In many consumer and mortgage loans, a trial period is established where the borrower has to comply with three consecutive monthly payments under the new terms before implementing the new structure. Loans that are restructured, renewed or extended due to financial difficulties and the terms reflect concessions that would not otherwise be granted are considered as Troubled Debt Restructurings (“TDRs”). These concessions could include a reduction in the interest rate on the loan, payment extensions, forbearance or other actions intended to maximize collection. These concessions stem from an agreement between the creditor and the debtor or are imposed by law or a court.

Loans classified as TDRs are typically already in non-accrual status at the time of the modification. The TDR loan will continue in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after classified as TDR and management has concluded whether it is probable that the borrower would not be in payment default in a foreseeable future). Loans classified as TDRs are excluded from TDR status if performance under the restructured terms exists for a reasonable period (at least twelve months of sustained performance after being classified) and the loan yields a market rate.

In addition, Section 17 of the Puerto Rico Banking Act of 1933, as amended (the “Banking Law”) permits a bank to make loans to any one person, firm, partnership or corporation, up to an aggregate amount of fifteen percent (15%) of the paid-in capital and reserve fund of the bank. If the institution is well capitalized, portions of such bank’s surplus may be included in computing the bank’s lending limit, depending on the bank’s CAMEL rating. In the case of loans that are secured by collateral worth at least 25% more than the amount of the loan, the maximum aggregate amount is increased to one third of the paid-in capital of the bank, plus its reserve fund. There are no restrictions under Section 17 on the amount of loans that are wholly secured by bonds, securities and other evidence of indebtedness of the Government of the United States or Puerto Rico, or by current debt bonds, not in default, of municipalities or instrumentalities of Puerto Rico.

New York State Banking Law (the “NY Banking Law”), which is applicable to BPNA, imposes lending limits on New York State-chartered banks. Section 103 of the NY Banking Law generally restricts extensions of credit to one borrower to fifteen percent (15%) of a bank’s capital stock, surplus fund and undivided profits (“CUPS”), but allows such

Securities and Exchange Commission

January 30, 2012

extensions up to twenty-five percent (25%) of CUPS if the additional ten percent (10%) is secured by collateral that can be adequately valued. Under Section 103.1(d)(2) of the NY Banking Law, such collateral must have an ascertained market value or otherwise have a value as collateral as found in good faith by an officer of such bank.

•	Please provide us with your proposed disclosure regarding your subprime mortgage consumer loan portfolios.

Management’s Response:

The Corporation will revise its disclosure under “Credit Administration and Credit Policies – Consumer, Mortgage and Lease Financings” to be included in the business section of the Form 10-K for the year ended December 31, 2011. The sections underlined are being added to the existing disclosure substantially as follows:

Consumer, Mortgage and Lease Financings: Our consumer, mortgage and lease financings are originated consistent with the underwriting approach described above, but also include an assessment of each borrower’s personal financial condition, including verification of income, assets and FICO score. Credit reports are obtained and reconciled with the financial statements provided to us. The Corporation defines subprime loans as borrowers with one or a combination of certain credit risk factors, such as low FICO scores (generally less than 620 for secured products and 660 for unsecured products), high debt to income ratios (higher than 50%) and inferior payment history, including factors such as defaults and limited credit history. In Puerto Rico, as of December 31, 2011, our total subprime portfolio consisted of $             billion of consumer loans (    % of the Puerto Rico consumer loan portfolio) and $             billion of mortgage loans (    % of the Puerto Rico mortgage loans portfolio). BPPR’s loans are normally fixed-rate fully amortizing, full documentation loans that do not have the level of layered risk associated with subprime loans offered by certain major U.S. mortgage loan originators. As of December 31, 2011, our mainland United States subprime loans consisted of $             consumer loans (or % of the U.S. mainland consumer loan portfolio) and $             million mortgage loans (or     % of United States mainland mortgage loans portfolio). As part of the restructuring of the Corporation’s U.S. mainland operations, we discontinued originating loans with subprime characteristics in those operations.

As of December 31, 2011, there was a nominal amount of interest-only loans in our consumer loans portfolio and $             million of interest-only loans in our mortgage loan portfolio, all of which were at BPPR. Also, we did not have any adjustable rate mortgage loans in our Puerto Rico portfolio. In Puerto Rico, we offer a special step loan mortgage product to purchasers of units within construction projects financed by BPPR. This product provides for 100% financing at a 2.99% interest rate for the first five years of the term of the loan and 5.88% fixed-rate for the remaining term. Consistent with the Corporation’s credit policies, the underwriting and loan approval process for the Corporation’s step loan mortgage product is based on a number of factors, including an assessment of each borrower’s personal financial condition (including verification of income, assets and FICO score), as well as debt-to-equity ratio, reserves, loan-to-value and prior mortgage experience. While the Corporation has not established specific limits for FICO scores, debt-to-income ratios and loan-to-values applicable to this product, the underwriting parameters applied to this product are generally similar to the standards used for the underwriting of the Corporation’s non-conforming loans, except for higher loan-to-value ratios (90% or higher). As of December 31, 2011, the Corporation had $             million of these step loans.

Securities and Exchange Commission

January 30, 2012

As of December 31, 2011, $             billion, or     %, of our total consumer loans in Puerto Rico were secured by real estate, including mortgage loans. In the United States mainland, these figures totaled $             billion, or     %, respectively. Lease financings are also secured.

•	Please expand your disclosure in future filings to specify the FICO scores and debt-to-equity ratios that you will accept for your step loan product, compared to your typical underwriting standards.

Management’s Response:

Consistent with the Corporation’s credit policies, the underwriting and loan approval process for the Corporation’s step loan mortgage product is based on a number of factors, including an assessment of each borrower’s personal financial condition (including verification of income, assets and FICO score), as well as debt-to-equity ratio, reserves, loan-to-value and prior mortgage experience. While the Corporation has not established specific minimum FICO scores and debt-to-equity ratios for this product, the underwriting parameters applied to this product are generally similar to the standards set for the Corporation’s non-conforming loans, except for higher loan-to-value ratios (90% or higher).

The Corporation will revise its disclosure under “Credit Administration and Credit Policies – Consumer, Mortgage and Lease Financings” to be included in the business section within the Annual Report on Form 10-K for the year ended December 31, 2011, substantially as set forth in our response above, to include expanded disclosure with respect to our step loan product.

Item 1A. Risk Factors, page 23

Our ability to obtain reimbursements under the loss sharing agreements on covered.., page 34

2.	Please include the substance of the last two paragraphs of your response to prior comment 11 in future filings.

Management’s Response:

We will revise this Risk Factor in future filings, beginning within the Annual Report on Form 10-K for the year ended December 31, 2011, to include the substance of the last two paragraphs of our response, as follows, updated as necessary:

Our ability to obtain reimbursement under the loss sharing agreements on covered assets depends on our compliance with the terms of the loss sharing agreements.

Management must certify to the FDIC on a monthly and quarterly basis our compliance with the terms of the FDIC loss share agreements as a prerequisite to obtaining reimbursement from the FDIC for realized losses on covered assets. Under the terms of the loss share agreements we are also required to deliver certain certificates and reports from our independent public accountants as to whether they are aware of any non-compliance with the terms of each of the loss share agreements and the computations required thereunder. The required terms of the agreements are extensive and failure to comply with any of the guidelines could result in a specific asset or group of assets

Securities and Exchange Commission

January 30, 2012

permanently losing their loss sharing coverage. The Corporation has received all reimbursements requested from the FDIC through its submission for the quarter ended March 31, 2011. The certifications for subsequent periods are being resubmitted to conform to FDIC guidance regarding the computation of charge-offs and reimbursement of expenses and to adjust the certifications in accordance with the final reconciliation with the FDIC of the loans balances and classification of the loans acquired. No major adjustments are anticipated as a result of these changes, except for the timing of the reimbursement of certain expenses. Under the terms of the FDIC loss share agreements, the assignment or transfer of the loss sharing agreements to another entity generally requires the written consent of the FDIC. No assurances can be given that we will manage the covered assets in such a way as to always maintain loss share coverage on all such assets.

Exhibit 13.1 – 2010 Annual Report

Note 3 – Business Combination, page 124

FDIC loss share indemnification asset, page 127

3.	We note your response to prior comment 17 of our letter dated June 24, 2011 where you indicate that you included the valuation of the true-up payment within the value of the indemnification asset. It appears that this true-up payment represents a type of contingent consideration under ASC Topic 805, and instead should be reflected separately as a liability, and not recorded as an offset to the indemnification receivable. Please advise, or revise future filings to separately present the true-up obligation as a liability in accordance with ASC 805-30-25-6.

Management’s Response:

The Corporation will include the true-up obligation as part of other liabilities in accordance with ASC 805-30-25-6 in the consolidated statements of condition with separate disclosure in the notes to the financial statements commencing with the Form 10-K for the year ended December 31, 2011. The change in presentation will also be done for prior periods presented in such financial statements.

Note 4 – Sale of Processing and Technology Business, page 128

4.	We note your response to prior comment 19 of our letter dated June 24, 2011. You state that you determined the fair value of the retained interest in Evertec based on the enterprise value of the actual transaction. Also, you reduced the value by the debt incurred as part of the merger. Please address the following:

•

Tell us how you considered the inclusion of a control premium in the value paid provided by Carib Holdings, Inc. for their interest in Evertec and whether you included a discount for lack of control in the valuation of your retained interest.

Securities and Exchange Commission

January 30, 2012

Management’s Response:

Upon the completion of the sale to Apollo of a controlling 51% equity interest in EVERTEC, the Corporation deconsolidated EVERTEC as a subsidiary. The decision to deconsolidate was based on a review of the terms of the transaction and of the resulting structure; including that the acquirer had a controlling equity interest and a majority of the appointed directors to the Board of Directors, and that the Corporation’s protective rights under the Stockholders’ Agreement did not confer control of EVERTEC.

In determining the fair value of the Corporation’s retained interest in Carib Holding, Inc. (“Carib Holdings”), we evaluated the control premium concept and concluded that, based on the facts and circumstances particular to the subject interest being valued, a discount for lack of control or minority discount was considered to be insignificant or not appropriate for the following reasons:

•	The terms of the Stockholders’ Agreement warrant that the exit value of the Corporation’s equity interest will be equal to the exit value of Apollo’s controlling equity interest;

•

The stockholder agreement executed between Apollo and the Corporation (“the Stockholder Agreement”) gives the Corporation the right to sell its equity interest on the same terms (including the selling price) as negotiated by Apollo, the controlling shareholder (the “Tag-Along Right”). For example, if Apollo enters into an agreement to sell its controlling interest in Carib Holding, Inc., Apollo is required to notify the Corporation of the proposed sale and the transaction terms and conditions. The Corporation has the right to tag-along and sell its equity interest under the same terms and conditions as those negotiated by Apollo with the third party. With this Tag-Along Right, the exit value of the Corporation’s equity interest in Carib Holdings is equal to the exit value of Apollo’s controlling equity interest;

•

Another alternative scenario in which the Corporation and Apollo may effect a sale of the equity investment in Carib Holdings is through an Initial Public Offering (“IPO”). Under this scenario, the exit value of the Corporation’s equity interest will be comparable to the value obtained by the controlling shareholder;

•	Several facts and circumstances relevant to the Corporation’s retained equity interest in Carib Holdings indicate that any minority discount would be insignificant or not appropriate;

•	The Corporation’s retained equity interest in Carib Holdings is 49%, which is significantly close to a controlling interest;

•

The Stockholder Agreement includes several provisions that protect the Corporation’s equity interest, including (1) transfer restrictions that apply equally to Apollo and the Corporation, and (2) certain major actions that require the consent of the Corporation, such as new equity issuances, IPO, change of control, sale of a significant portion of EVERTEC assets, issuance of debt over certain leverage thresholds, among others;

•	The Corporation has the right to appoint three out of eight directors to the Board of Directors of Carib Holdings, which gives the Corporation certain influence in the operations of the company;

Securities and Exchange Commission

January 30, 2012

•	The Corporation is EVERTEC’s largest customer representing approximately 50% of EVERTEC’s revenues.

Based on the reasons indicated above, it was concluded that the application of a discount for lack of control was not appropriate. Although the Corporation’s equity interest in Carib Holdings is not a controlling interest, the Corporation has significant influence due to (1) the size of the investment (49% equity interest), (2) presence in the board of directors and (3) standing as EVERTEC’s principal client. Moreover, the Stockholder’s Agreement affords the Corporation several rights that put its equity interest in a comparable position to that of the controlling shareholder (Apollo).

Also, as discussed below, the price multiple paid by Apollo for its participation in Carib Holding is closer to the market price multiples of publicly-traded companies comparable to EVERTEC than to the price multiples of comparable transactions. This denotes that the price paid by Apollo does not include a significant control premium and a minority discount to the equity interest retained by the Corporation is not warranted.

•	Tell us whether you considered any other valuation techniques like a market multiple method for the valuation of your retained interests and why these approaches were not used.

Management’s Response:

To determine the fair value to be recorded for the Corporation’s 49% retained interest in Carib Holdings, management considered various alternative valuation techniques, including (1) comparable companies pricing multiples; (2) comparable transactions pricing multiples and (3) discounted cash flows. Management concluded that the best alternative was to record the fair value of this investment based on the enterprise value of the actual transaction, reduced by the total debt issued, in order to obtain the entity’s equity value.

EVERTEC’s enterprise value in the transaction represented an enterprise value to EBITDA (“EV / EBITDA”) multiple of approximately 7.8x. This compared reasonably with the range of EBITDA multiples from 7.0x to 7.9x determined with the comparable companies pricing multiples; the range of EBITDA multiples from 7.8x to 9.3x determined with the comparable transactions pricing multiples and with the range of EBITDA multiples from 6.15x to 10.7x determined using the discounted cash flows method. The Corporation obtained a fairness opinion from its financial advisors in this transaction, which indicated that the price multiple obtained by the Corporation was fair and compared reasonably with market multiples of companies and transaction comparables to EVERTEC.

Note 16 – Related Party Transactions, page 157

5.	We note your response to prior comment 25 of our letter dated June 24, 2011. You state that you issued a $10 million term loan for the acquisition of assets and a $13 million line of credit to the related party LLC in 2009 as part of the sale of the foreclosed assets of a construction loan. In addition, we note that by December 31, 2010 you had reclassified both loans to held-for-sale and wrote them down to their fair value. Please address the following:

•

Explain the business reasons for the sale of the two loans considering you had experience with the borrower, you were still advancing money as of the reclassification date, and based on your response you were still collecting payments on the loans.

Securities and Exchange Commission

January 30, 2012

Management’s Response:

The Corporation advises the Staff that as of the date of this letter, the TP Two LLC loans have not been sold and continue in the Corporation’s held-for-sale portfolio. The Corporation continues to advance money to protect the collateral (maintenance, insurance, utilities, and security) and continues to receive payments from the periodic sales of units.

With respect to the reclassification to the held-for-sale category, the Corporation made a strategic decision to reduce its exposure to the construction and commercial real estate sectors in Puerto Rico. In connection with this decision, approximately $603 million of construction and commercial loans were classified as held-for-sale on December 31, 2010. The TP Two LLC loans were included in this portfolio as part of our overall strategy to reduce our exposure to the construction loan sector. All the loans that were classified as held-for-sale included borrowers with which we had experience and many also had amounts that still required to be disbursed. As noted above, the TP Two LLC loans were not included in the September 29, 2011 loan sale. However, we continue negotiating the possible sale of the TP Two loans, as well as the other remaining loans classified as held-for-sale.

•

Tell us whether the loans were sold during the year ended December 31, 2011 or subsequent, and if so, the total charge-offs recorded. If you still hold these loans please tell us the current outstanding balance and related allowance.

Management’s Response:

As noted above, the TP Two LLC loans were not sold during 2011 and remain in the Corporation’s held-for-sale portfolio. During 2010, the loans were reclassified to held-for-sale and have been accounted for at lower-of-cost-or-fair value. As of December 31, 2011, the outstanding book balance was $6.8 million, net of $2.3 million of valuation allowance.

•

Clarify whether the TP Two LLC loans had guarantees provided by the related parties. If not, please tell us why, and tell us whether the lack of guarantees for this type of loan is typical, particularly given the other loans and lines of credit existing for the related parties.

Management’s Response:

The TP Two LLC loans do not include guarantees provided by the related parties. The sale transaction and loans to TP Two LLC was part of the Corporation’s disposition strategy of a distressed asset. As part of the strategy, the Corporation solicited bids from potential investors/developers. Two developers provided bids that included no guarantees. The TP Two LLC bid was superior to the other bid received. While it is typical to obtain guarantees on new construction loans, it is not typical to obtain such guarantees on financings to acquire distressed properties in the Corporation’s loan portfolio.

Securities and Exchange Commission

January 30, 2012

•

Tell us if any of the five loans with related parties of TP Two LLC are past due and how you considered the impairment of the TP Two LLC loans in your allowance for loan loss determination of these other loans.

Management’s Response:

All five loans with related parties of TP Two LLC are current in their interest and principal payments. As of December 31, 2010, the TP Two LLC loan was classified as loan held-for-sale and; thus, no allowance for loan losses was recognized since the loans were accounted for at lower-of-cost-or-fair value.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 33

6.	To the extent applicable, please confirm that you will include disclosure that the addresses the substance of your response to prior comment 31 in future filings.

Management’s Response:

The Corporation confirms that it will include disclosure that addresses the substance of its response to prior comment 31 in future filings. Particularly, in terms of drafting the Compensation Discussion and Analysis for the 2012 Annual Meeting proxy statement, the Corporation intends to incorporate the applicable portions of the response that discuss how the Corporation manages NEO base pay.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Note 9 – Allowance for Loan Losses, page 36

Modifications, page 45

7.	We note the table on page 50 for TDRs that defaulted within 12 months of their modification date. We also note your disclosure that loans modified in a TDR may have the financial effect of increasing the specific allowance for loan losses associated with the loan. Please tell us and revise future filings to disclose, by portfolio segment, how you consider defaults of modifications into your determination of the allowance for loan losses at the time of the original restructuring. Please refer to ASC 310-10-50-34(b).

Management’s Response:

Loans determined to be troubled debt restructurings (“TDRs”) are impaired and are individually evaluated for impairment for purposes of estimating the allowance for loan losses (“ALLL”). Consumer and residential mortgage loans modified under the Corporation’s loss mitigation programs that are determined to be TDRs are individually evaluated for impairment based on an analysis of discounted cash flows based on the loan’s original interest rate (interest rate prior to modification). For the residential mortgage TDRs, the Corporation performs the impairment analysis of discounted cash flows giving consideration to probability of default and loss-given-foreclosure on those estimated cash flows, and records impairment by charging the provision for loan losses with a corresponding credit to the ALLL. Consumer loans modified under the Corporation’s loss mitigation programs that are determined to be TDRs are also

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January 30, 2012

individually reviewed under an impairment analysis of discounted cash flows using the loan’s original interest rate (prior to modification). Commercial and construction loans that have been modified as part of loss mitigation efforts are evaluated individually for impairment. The vast majority of the Corporation’s modified commercial loans are measured for impairment using the estimated fair value of the collateral, as these are normally considered as collateral dependent loans. In very few instances, the Corporation measures modified commercial loans at their estimated realizable values determined by discounting the expected future cash flows at the loan’s original interest rate (interest rate prior to modification). Construction loans that have been modified are also accounted for as collateral dependent loans. The Corporation determines the fair value measurement dependent upon its exit strategy of the particular asset(s) acquired in foreclosure.

The discounted cash flows analyses for the consumer, commercial and construction TDRs do not consider a default component since the historical information on default rates is not currently available. As indicated above, the vast majority of the Corporation’s modified commercial and construction loans are measured for impairment using the estimated fair value of the collateral, thus the consideration of the default rates in the evaluation of TDRs in these portfolios is not deemed material.

Management intends to incorporate this component on the determination of the allowance for loan losses on loans individually evaluated for impairment as soon as practicable during 2012 when the information becomes available.

We will revise our disclosure in future filings to include the substance of our response above in our disclosure regarding the determination of the ALLL with respect to TDRs.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results…, page 128

Table E – Non-Interest Income, page 145

8.	We note your disclosure on page 147 that the decrease in the indemnification asset due to the increase in the expected cash flows of covered loans is recognized over the life of the indemnification asset, which is tied to the FDIC loss sharing agreement. Please revise your critical accounting policy disclosure in future filings to clearly state that decreases in expected reimbursements are recognized in non-interest income over the life of the FDIC loss sharing agreements.

Management’s Response:

The Corporation will clarify its critical accounting policy related to the accounting for the indemnification asset starting with the Annual Report on Form 10-K for the year ended December 31, 2011 to indicate that decreases in expected reimbursements from the FDIC, due to improvements in expected cash flows to be received from borrowers, are recognized in non-interest income (caption of “FDIC loss share income (expense)”) over the life of the FDIC loss sharing agreements.

Credit Risk Management and Loan Quality, page 162

Consumer loans, page 173

9.	We note your response to prior comment 36 of our letter dated June 24, 2011 and your disclosure on page 174. You state you track defaults of the first lien position either through receipt and review of updated credit bureau reports or notification from either the first lien lender or the courts during litigation process. Please address the following:

•

We note your disclosure on page 46 that home equity modifications are not offered if you hold the first mortgage. Tell us and revise to disclose the percentage of your home lines of credit and closed-end second mortgage portfolio that you hold both the second and first lien.

Securities and Exchange Commission

January 30, 2012

Management’s Response:

The Corporation will revise the disclosures in the Annual Report on Form 10-K for the year ended December 31, 2011, substantially as follows, to address the Staff’s comment.

The decrease in non-performing consumer loans for the BPNA reportable segment was attributable in part to home equity lines of credit and closed-end second mortgages. Combined net charge-offs for E-LOAN’s home equity lines of credit and closed-end second mortgages amounted to approximately $             million or     % of this particular average loan portfolio for the year ended December 31, 2011, compared with $             million or     %, respectively, for year 2010. With the downsizing of E-LOAN, this subsidiary ceased originating these types of loans. Home equity lending includes both home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower’s residence, allows customers to borrow against the equity in their home. Real estate market values at the time the loan or line is granted directly affect the amount of credit extended and, in addition, changes in these values impact the severity of losses. E-LOAN’s portfolio of home equity lines of credit and closed-end second mortgages outstanding at December 31, 2011 totaled $             million with a related allowance for loan losses of $             million, representing     % of that particular portfolio, compared with $437 million, $41 million, and 9.29%, respectively, as of December 31, 2010. As of December 31, 2011, home equity lines of credit and close-end second mortgages in which E-LOAN holds both the first and second lien amounted to $             million and $             million, respectively, representing     % and     %, respectively, of the consumer loan portfolio of the BPNA reportable segment. As of December 31, 2011,     % are paying minimum amount due on the home equity lines of credit.

•

We also note that occasionally the home equity terms are modified to a standalone second lien mortgage and as a result you change the loan class from home equity to residential mortgage. Please tell us and revise to disclose the amount of home equity lines of credit that were reclassified to the residential mortgage portfolio in 2010 and 2011.

Management’s Response:

The Corporation does not reclassify home equity loans to residential mortgage loans. We will revise the disclosure on the Annual Report on Form 10-K for the year ended December 31, 2011 to delete the statement that indicates “occasionally the home equity terms are modified to a standalone second lien mortgage and as a result we change the loan class from home equity to residential mortgage.”

•	Tell us and disclose how frequently you obtain updated borrower credit information like credit bureau reports for your home equity lines of credit and second lien mortgage loans.

Securities and Exchange Commission

January 30, 2012

Management’s Response:

As part of the Corporation’s risk monitoring procedures, the Corporation obtains updated borrower credit bureau scores for home equity lines of credit and second lien mortgage loans on a quarterly basis. We will revise the disclosures to be included in the Annual Report on Form 10-K for the year ended December 31, 2011 to incorporate such frequency.

•

Tell us in more detail and revise to disclose exactly how you consider current credit bureau reports and other updated credit information in your allowance for loan loss methodology (for example qualitatively or quantitatively) and whether this process was the same as of December 31, 2010 and 2011.

Management’s Response:

Current credit bureau reports and other borrowers’ updated credit information are not directly included in the allowance for loan losses determination, which is consistent for years 2010 and 2011. The determination of the general reserve for loan losses is generally based on historical net loss rates and environmental factors, which include credit and macroeconomic indicators such as employment, price index and construction permits.

•

Tell us whether you are able to calculate a current loan-to-value (LTV) ratio for your home equity lines of credit and second mortgage portfolio. If so, please revise future filings to provide a breakdown of the percentage of these loans that have current percentage with LTVs between 80-89 percent, and the percentage below 80 percent.

Management’s Response:

It is the Corporation’s policy and in compliance with regulatory requirements, to obtain appraisal reports upon the origination of loans collateralized by residential real estate collateral and updated collateral values only for loans that are more than 180 days past due, in accordance with the Corporation’s charge-off policy. Consequently, the Corporation is generally unable to calculate current loan-to-value ratios for loans that do not meet the criteria of 180 days past due.

Due to the above limitation, the Corporation is unable to provide a fair estimate of time of when the information will be available and included as part of financial statements.

•	Please address bullet points three and four from our previous comment where you state you did not have the information readily available, but would provide it in future filings.

Management’s Response:

Bullet 3 • Tell us whether the default and delinquency statistics for the second mortgages where you also hold the first lien show a different trend than situations where you do not hold the first lien loan.

Securities and Exchange Commission

January 30, 2012

As of December 31, 2011, all second mortgages with first lien mortgage at E-LOAN are performing loans. Regarding second mortgages where E-LOAN does not hold the first lien loan, E-LOAN does not have the data readily available. Management intends to provide this information as soon as practicable after it becomes available.

Bullet 4 • Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying a minimum amount due on the home equity lines of credit.

The Corporation will revise the disclosures in the Annual Report on Form 10-K for the year ended December 31, 2011 to address the Staff’s comment. The sentence underlined will be added to the existing disclosures as follows:

The decrease in non-performing consumer loans for the BPNA reportable segment was attributable in part to home equity lines of credit and closed-end second mortgages. Combined net charge-offs for E-LOAN’s home equity lines of credit and closed-end second mortgages amounted to approximately $             million or     % of this particular average loan portfolio for the year ended December 31, 2011, compared with $            _ million or     %, respectively, for year 2010. With the downsizing of E-LOAN, this subsidiary ceased originating these types of loans. Home equity lending includes both home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower’s residence, allows customers to borrow against the equity in their home. Real estate market values at the time the loan or line is granted directly affect the amount of credit extended and, in addition, changes in these values impact the severity of losses. E-LOAN’s portfolio of home equity lines of credit and closed-end second mortgages outstanding at December 31, 2011 totaled $             million with a related allowance for loan losses of $             million, representing     % of that particular portfolio. E-LOAN’s portfolio of home equity lines of credit and closed-end second mortgages outstanding at December 31, 2010 totaled $437 million with a related allowance for loan losses of $41 million, representing 9.29% of that particular portfolio. As of December 31, 2011, home equity lines of credit and close-end second mortgages in which E-LOAN holds both the first and second lien amounted to $____ million and $             million, respectively, representing     % and     %, respectively, of the consumer loan portfolio of the BPNA reportable segment. As of December 31, 2011, ____% are paying minimum amount due on the home equity lines of credit.

Allowance for Loan Losses, page 175

10.	We note your response to prior comment 35 of our letter dated June 24, 2011. Please tell us and revise future filings to disclose how you account for loans that met the impairment threshold in a prior period, but due to charge-offs or payments are now below the $1 million threshold and still 90 days or more past due. Also, revise future filings to disclose the difference in your commercial and construction non-performing loans and impaired loans relates principally to your definition of impaired loans and the revised threshold.

Management’s Response:

Commercial and construction loans that originally met the Corporation’s impairment threshold of $1 million in a prior period, but due to charge-offs or payments are now below the $1 million threshold and are still 90 days or more past due are accounted for under the Corporation’s general reserve model.

The Corporation intends to include the following disclosure in the Annual Report on Form 10-K for the year ended December 31, 2011:

As of December 31, 2011, the Corporation’s non-performing commercial and construction loans that did not meet the threshold definition due to charge-off or payments amounted to $ million and $ million, respectively.

Securities and Exchange Commission

January 30, 2012

Note 20 – Non-consolidated variable interest entities, page 76

11.	We note your disclosure on page 78 that you sold construction and commercial real estate loans with a fair value of $148 million to PRLP 2011 Holdings, LLC, a joint venture. We also note the cash proceeds received by the joint venture will cover debt service payments to you for the acquisition loan, advance facility, and working capital line first before proceeds can be used for other purposes. Please tell us whether the transaction includes a pre-defined cash flow waterfall for the joint venture subsequent to the payment of outstanding debt, and if so, whether your interests are subordinated to the interests held by the other parties involved. Additionally, to the extent there is a cash flow waterfall, please expand your disclosures to discuss the methodologies used to record you equity ownership percentage.

Management’s Response:

The Corporation advises the Staff that the transaction does not include a pre-defined cash flow waterfall for distributions by PRLP 2011 Holdings, LLC (the “joint venture”) to its members following the payment of the outstanding debt and cancellation of outstanding commitments. Pursuant to the terms of the Limited Liability Company Agreement of PRLP 2011 Holdings, LLC (the “LLC Agreement”), all distributable cash (as such term is defined therein) is distributed on a quarterly basis to the members pro rata in accordance with their respective interests in the joint venture. BPPR’s equity interest in the joint venture ranks pari-passu with those of the other parties involved.

12.	We note the fair value of your 24.9 percent equity interest in PRLP 2011 Holdings, LLC was determined based on the fair value of loans sold, $148 million, to the joint venture. Please address the following:

•	Tell us in more detail how you determined the $148 million fair value of the loans sold considering the book value of the loans sold.

Management’s Response:

As disclosed in our prior filings, BPPR sold construction and commercial real estate loans with a fair value of $148 million, and most of which were non-performing, to the joint venture. The joint venture is majority owned by a financial group (the “Financial Group”) comprised of Caribbean Property Group (“CPG”), Goldman Sachs & Co. and East Rock Capital LLC. The joint venture was created for the limited purpose of acquiring the loans from BPPR; servicing the loans through a third-party servicer; ultimately working out, resolving and/or foreclosing the loans; and indirectly owning, operating, constructing, developing, leasing and selling any real properties acquired by the joint venture through deed in lieu of foreclosure, foreclosure, or by resolution of any loan.

The purchase price was determined by the members of the Financial Group by discounting the projected cash flows to be generated by the underlying loans included in the portfolio. The projections included the sale of individual units, rental income of commercial properties and P&I payments net of related servicing expenses. All members of the Financial Group are sophisticated investors with vast knowledge and experience in the market and perform valuation analysis regularly for their investments in this type of distressed loans.

Securities and Exchange Commission

January 30, 2012

The loans sold had been previously classified by the Corporation as loans held-for-sale. The carrying value of those loans, in accordance with ASC 310-10-35-49 was the lower of cost or fair value. The loans had been previously transferred from held-in-portfolio to held-for-sale and their carrying value had been adjusted to their fair value. In addition, an independent third party valuation firm performed a valuation study and confirmed the fair value being applied by the Corporation in accounting for the loans at lower of cost or fair value. The valuation of the held-for-sale portfolio was based on the contractual yields of the loans compared to the estimated current market yields for loans with similar characteristics, credit performance and maturities as of the valuation date. BPPR reviewed the valuation methodology and significant assumptions with the consultants and agreed with the results obtained.

The purchase offer received from the Financial Group was determined to be in line with the Corporation’s assessment of the loans’ fair value.

•

Explain why the fair value of the loans sold reflects the fair value of the joint venture and whether other valuation techniques were considered, like an income approach, for the valuation of the equity interest.

Management’s Response:

The loans represent the only assets held by the joint venture. The fair value of the joint venture was determined based on the fair value of its assets (the portfolio purchase price agreed by the parties ($147.7 million)) less the fair value of the liabilities (the Acquisition Loan ($84 million)), resulting in an equity fair value of $63.7 million. Accordingly, the 24.9% equity participation received by BPPR was valued at $16 million.

The fair value of the loans was calculated by discounting the projected cash flows to be generated by the underlying loans included in the portfolio sold, net of the related servicing and operating expenses.

The fair value of the Acquisition Loan was also evaluated. As part of the transaction, BPPR issued a loan representing 57% of the purchase price totaling approximately $84 million that bears interest based on 300 basis points over LIBOR. In accordance with the loan agreement, the joint venture is not allowed to distribute any dividends until all credit facilities (Acquisition Loan, Advance Facility and Working Capital Line of Credit, together the “Credit Facilities”) are fully paid off and all outstanding commitments are cancelled. This restriction significantly reduces the risk that the Credit Facilities will not be fully repaid. Based on its policy requirements, the Corporation determined that the loan is adequately collateralized and that the cash flows estimated are sufficient to cover the loan amount and the related interests; therefore, it expects that the Acquisition Loan will be performing and repaid completely. The Corporation understands that the interest rate of 300 basis points over LIBOR adequately compensates the risk of the loan and is comparable with similar transactions that have recently been completed in the Puerto Rico market. Based on the information described, the Acquisition Loan is considered to be fairly valued at $84 million.

BPPR holds a 24.9% equity interest in the joint venture and will benefit from its net earnings on a pari-passu basis with the Financial Group.

Securities and Exchange Commission

January 30, 2012

The fair value of this equity interest was also evaluated using an income approach, by discounting the projected cash inflows to be generated by the joint venture, net of debt service outflows, loan servicing costs and operating expenses. The results of this evaluation confirmed the adequacy of the value determined by management for the 24.9% equity interest retained by BPPR.

•

Discuss whether there are any differences between the types of equity instruments held by you versus the other joint venture equity holders, and if so, how you concluded that your methodology for valuing your equity ownership percentage was appropriate and able to capture any differences that may exist between the different equity tranches.

Management’s Response:

The Corporation advises the staff that the LLC Agreement does not provide for multiple classes or types of membership interests. Thus, there is no difference between the membership interest in the joint venture held by BPPR and those held by the other members. Pursuant to the terms of the LLC Agreement, the parties membership interests are pari-passu, based on such parties respective capital contributions.

*****

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,

/s/ Jorge A. Junquera

Jorge A. Junquera
Senior Executive Vice President and Chief Financial Officer